Report on Form 6-K dated October 11, 2004

Commission File Number 0-29874

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – AngloGold Ashanti signs agreement with Philippines explorer Red 5.

AngloGold Ashanti Australia Limited (formerly AngloGold Australia Limited) \ A.B.N. 42 008 737 424
Level 13 \ 44 St Georges Tce \ Perth WA \ 6000 \ Australia
Tel: +61 8 9425 4600 \ Fax: +61 8 9425 4662 \ www.AngloGoldAshanti.com

news release

AngloGold Ashanti signs agreement with Philippines explorer Red 5

AngloGold Ashanti Limited has agreed to take a share placement in Red 5 Limited and has formed a strategic alliance with the explorer in relation to its Philippines tenements.

AngloGold Ashanti will subscribe for 31 million Red 5 shares at 17.7 cents per share to acquire a 12.3% stake in the expanded issued capital of Red 5. Red 5 will use the A$5.5 million raised by the placement to fund exploration along strike from current mineral resources at the Siana Project, and to test nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines.

The Head of AngloGold Ashanti Australia, Mr Peter Rowe, will join the Red 5 board.

The companies have also formed a strategic alliance in which Red 5 has granted AngloGold Ashanti Australia an exclusive option to enter joint ventures and earn direct equity in specific projects in the Surigao region, within the Area of Influence. As part of the strategic alliance, AngloGold Ashanti Australia has agreed to provide technical services to Red 5 on request.

If AngloGold Ashanti Australia decides to exercise its right to enter a joint venture, it will be required to spend a minimum of US$1.75 million in the first year, a further US$4 million to acquire 65% of Red 5's equity in the joint venture and a further US$5 million to acquire an additional 10%.

Whilst Red 5's Siana Project has been excluded from the Area of Influence, Red 5 will have access to AngloGold Ashanti Australia's technical support and has an obligation to offer AngloGold Ashanti Australia the opportunity to provide debt funding as and when required.

The placement will be made on 22 October.

Perth, Australia
11 October 2004

ends

Queries

	Tel:	Mobile:	E-mail:
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@anglogoldashanti.com.au
South Africa			
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@AngloGoldAshanti.com
Michael Clements	**+27 11 637 6647**	**+27 823393890**	mclements@AngloGoldAshanti.com
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 12, 2004

By: /s/ C R Bull

Name: C R Bull

Title: Company Secretary